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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                        Amendment No. 3 and Restatement

                             A. H. BELO CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                Series B Common Stock, par value $1.67 per share
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                         (Title of Class of Securities)

              080555 20 4                                 (CUSIP Number)
- ----------------------------------------------------------

         Check the following box if a fee is being paid with this statement
[ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.





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CUSIP No. 080555 20 4

1.       Names of Reporting Person
         S.S. or I.R.S. Identification No.                  Joe M. Dealey
         of Above Person                                    ###-##-####

- --------------------------------------------------------------------------------
2.       Check the Appropriate Box                          (a)     [ ]
         if Member of a Group                               (b)     [ ]
         (See Instructions)

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3.       SEC Use Only

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4.       Citizenship or Place of
         Organization                                       United States

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                          5.      Sole Voting Power               455,982 (1)
                                  ----------------------------------------------

                          6.      Shared Voting
Number of                         Power                            30,000
Shares                            ----------------------------------------------
Benefic-
ially Owned               7.      Sole Dispositive
by Each                           Power                           455,982 (1)
Reporting                         ----------------------------------------------
Person With
                          8.      Shared Dispositive
                                  Power                            30,000
                                  ----------------------------------------------


9.       Aggregate Amount Beneficially
         Owned by Each Reporting Person                           485,982 (1)(2)

- --------------------------------------------------------------------------------

10.      Check Box if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)                        [X]  See Item 4 below.

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11.      Percent of Class Represented
         by Amount in Row 9                                       8.6% (3)

- --------------------------------------------------------------------------------

12.      Type of Reporting Person                                 IN
         (See Instructions)

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ITEM 1.

         (a)     Name of Issuer:
                 --------------

                 A. H. Belo Corporation

         (b)     Address of Issuer's Principal Executive Offices:
                 -----------------------------------------------

                 Communications Center
                 Young and Houston Streets
                 Dallas, Texas  75265

ITEM 2.

         (a)     Name of Person Filing:
                 ---------------------

                 Joe M. Dealey

         (b)     Address of Principal Business Office, or if none,
                 -------------------------------------------------
                 Residence:
                 ---------

                 A. H. Belo Corporation
                 Communications Center
                 Young and Houston Streets
                 Dallas, Texas  75265

         (c)     Citizenship:
                 -----------

                 United States

         (d)     Title of Class of Securities:
                 ----------------------------

                 Series B Common Stock, par value $1.67 per share

         (e)     CUSIP Number:
                 ------------

                 080555 20 4

ITEM 3.

         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:





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

         (a)     [ ]     Broker or Dealer registered under section 15 of the Act
         (b)     [ ]     Bank as defined in section 3(a)(6) of the Act
         (c)     [ ]     Insurance Company as defined in section 3(a)(19) of the Act
         (d)     [ ]     Investment Company registered under section 8 of the Investment Company Act
         (e)     [ ]     Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
         (f)     [ ]     Employee Benefit Plan, Pension Fund which is subject to the provisions of the
                           Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section
                           240.13d-1(b)(1)(ii)(F)
         (g)     [ ]     Parent Holding Company, in accordance with Section  240.13d-1(b)(1)(ii)(G)
                           (Note:  See Item 7)
         (h)     [ ]     Group, in accordance with Section  240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP.

         (a)     Amount Beneficially Owned:                 485,982 (1)(2)


         (b)     Percent of Class:                             8.6%


___________________________________________

(1) On May 19, 1988, the Issuer distributed one share of Series B Common Stock for each outstanding share of Common Stock (which was redesignated on May 4, 1988 as Series A Common Stock). Series B Common Stock is convertible at any time on a share for share basis into Series A Common Stock.

(2) Includes 30,000 Series B shares owned by the E.M. Dealey Trust, for which Mr. Dealey shares the voting power as co-trustee, but does not include 300 Series B shares owned by Mr. Dealey's wife, as to all of which shares Mr. Dealey disclaims beneficial ownership.





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         (c)     Number of shares as to which such person has:

                   (i)  sole power to vote or to direct the vote:   455,982 (1)
                                                                    -----------

                  (ii)  shared power to vote or to direct  the vote:   30,000
                                                                       ------

                 (iii)  sole power to dispose or to direct the disposition
                        of:   455,982 (1)
                              -----------

                  (iv)  shared power to dispose or to direct the disposition
                        of:   30,000
                              ------


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. (See Footnote 3 above.)

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.





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ITEM 10. CERTIFICATION.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Dated:  February 1, 1995                                   /s/ Joe M. Dealey
                                                           -------------------
                                                           Joe M. Dealey





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